

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 8, 2015

Laurance Roberts
Chief Financial Officer
El Pollo Loco Holdings, Inc.
3535 Harbor Boulevard, Suite 100
Costa Mesa, California 92626

   Re: El Pollo Loco Holdings, Inc.
     Form 10-K for the Year Ended December 31, 2014
     Filed March 17, 2015
     File No. 001-36556

Dear Mr. Roberts:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Melissa Raminpour

          Melissa Raminpour
          Branch Chief